UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON NOVEMBER 26TH, 2014

DATE, TIME AND PLACE:

November 26TH, 2014, at 10:40 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Also attended the Meeting, as guests, the Company’s Officer, Mr. Carlos Alberto Seiji Nomoto, and the Executive Superintendent Mr. Fabio Coelho Neto.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA:

(a) To know the financial statements and results of the Company for September, 2014; (b) To approve the Social and Environmental Liability Policy, according to the Resolution CMN No. 4327/2014, as well as to approve the indication of Mr. Carlos Alberto Seiji Nomoto as responsible Officer, in accordance to Article 12, item I; (c) To approve the indication of Ms. Maria Lucia Ettore do Valle as Company’s ombudswoman; (d) To approve the proposal for amendment of the Internal Policy of the Risks Committee; (e) To approve the calendar of meetings of the Board of Directors for the year 2015; e (f) To approve the regulations for bonus payment programs for year 2014.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes and without restrictions:

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[Free English Translation]

(a) Knew the financial statement and results of the Company for September, 2014;

It is recorded that the Company’s Executive Superintendent, Mr. Fabio Coelho Neto, attended the meeting to provide clarification on item (a) of the Agenda.

(b) Approved the Social and Environmental Liability Policy, according to the Resolution CMN No. 4327/2014, as well as approved the indication of Mr. Carlos Alberto Seiji Nomoto, Brazilian, married, businessman, bearer of Identity Card RG No. 20318336 SSP/SP, registered with CPF/MF under No. 126.209.108-03, with office located at Avenida Presidente Juscelino Kubitschek, No. 2241 and 2235 – Part A - Vila Olímpia, in the city of São Paulo, State of São Paulo, as responsible Officer, in accordance to Article 12, item I;

It is recorded that the Company’s Officer, Mr. Carlos Alberto Seiji Nomoto, attended the meeting to provide clarification on item (b) of the Agenda.

(c) Approved the indication of the Company’s ombudswoman, Ms. Maria Lúcia Ettore do Valle, Brazilian, married, banker, bearer of Identity Card RG No. 16.302.720-1, registered with CPF/MF under No. 090.243.268-00, with office located at Avenida Presidente Juscelino Kubitschek, No. 2241 and 2235 – Part A - Vila Olímpia, in the city of São Paulo, State of São Paulo, in accordance with item XX of Article 17 of the Company’s bylaws, for a term of office valid up to December 21st, 2015;

(d) Approved the proposal for amendment of the Internal Policy of the Risks Committee, conforming the recommendation made by the Risks Committee;

(e) Approved the calendar of meetings of the Board of Directors for year 2015; and

(f) Approved the Long Term Incentive Plan - Collective Supervised (Deferred Cash Portion) and the Long Term Incentive Plan - Bonus paid in Units - Collective Supervised, for year 2014, as per the favorable opinion of the Remuneration and Nomination Committee.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, November 26th, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; Members of the Board of Directors: Mr. Conrado Engel and Mr. José de Paiva Ferreira; and the Independent Directors: Mr. Álvaro Antônio Cardoso de Souza, Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli. Mara Regina Lima Alves Garcia – Secretary.

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[Free English Translation]

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 26, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer